VF 3-9-05

SEC [redacted] ISSION

05036161

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Packerland Brokerage Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay, WI 54313
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernie Boushka, Director of Financial Operations (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street WI 54301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard Boushka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTSAND INDEPENDENT AUDITORS' REPORT

December 31, 2004 and 2003

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2004 and 2003

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying Statements of Financial Condition of Packerland Brokerage Services, Inc. as of December 31, 2004 and 2003, and the related statements of income, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31 2004 and 2003, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson Tackman & Co, PLC

Green Bay, Wisconsin

February 14, 2005

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash	$ 200,290	$ 182,674
Money markets	-	8,942
Clearing deposit	33,884	33,670
Receivables:		
Concessions	467,605	520,668
Other	78,784	56,247
Deposits and Prepaid Expenses	10,000	10,750
TOTAL CURRENT ASSETS	790,563	812,951
PROPERTY AND EQUIPMENT		
Equipment	108,463	74,547
Less accumulated depreciation	60,574	47,583
NET PROPERTY AND EQUIPMENT	47,889	26,964
OTHER ASSETS		
Packerland Building LLC - 50% ownership	51,023	40,000
Noncompete agreement, less amortization of $36,145	-	18,072
	51,023	58,072
TOTAL ASSETS	$ 889,475	$ 897,987

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Line of credit	$ 65,000	$ 65,000
Accounts payable	39,902	56,326
Commissions payable	420,845	468,601
Payable to past officer	-	25,000
Accrued payroll	4,807	5,800
Accrued payroll taxes	6,381	1,069
Other accruals	16,967	4,534
Income taxes payable	4,071	20,040
Deferred income tax payable	10,567	6,163
TOTAL LIABILITIES	568,540	652,533
STOCKHOLDERS' EQUITY		
Common stock, $.02 Par Value- 9000 Shares Authorized 6,752 Shares Issued and Outstanding	165,590	165,590
Treasury stock 1,231 shares at $65	(80,015)	(80,015)
Retained earnings	235,360	159,879
TOTAL STOCKHOLDERS' EQUITY	320,935	245,454
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 889,475	$ 897,987

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
Years ended December 31, 2004 and 2003

	2004	2003
OPERATING REVENUES		
Concessions	$ 8,303,548	$ 6,088,082
Trading	619,918	405,954
RIA Fees	66,603	56,247
Vendor Bonuses	46,977	46,303
Insurance	34,752	33,891
Sales reps excess	57,946	48,230
Other	34,383	41,845
TOTAL REVENUES	9,164,127	6,720,552
COMMISSION EXPENSE	8,015,653	5,858,066
NET REVENUES	1,148,474	862,486
OPERATING EXPENSES	1,042,654	787,820
OPERATING INCOME	105,820	74,666
OTHER INCOME (EXPENSE)		
Packerland building LLC income	15,802	13,402
Interest income	249	267
Loss on investment	-	(3,000)
Interest expense	(3,185)	(1,083)
TOTAL OTHER INCOME(EXPENSE)	12,866	9,586
INCOME BEFORE INCOME TAXES	118,686	84,252
PROVISION FOR INCOME TAXES		
Current income taxes	28,071	20,040
Deferred income taxes	4,404	1,882
TOTAL INCOME TAXES	32,475	21,922
NET INCOME	86,211	62,330
Beginning retained earnings	159,879	97,549
Dividends paid	(10,730)	-
RETAINED EARNINGS, END OF YEAR	$ 235,360	$ 159,879

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Years Ended December 31, 2004 and 2004

	Common Stock	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2003	$ 165,590	$ -	$ 97,549	$ 263,139
Purchase of Treasury Stock	-	(145,015)		(145,015)
Sale of Treasury Stock		65,000		65,000
Net Income for 2003	-	-	62,330	62,330
Balance, December 31, 2003	165,590	(80,015)	159,879	245,454
Net Income for 2004	-	-	86,211	86,211
Dividends Paid for 2004	-	-	(10,730)	(10,730)
Balance, December 31, 2004	$ 165,590	$ (80,015)	$ 235,360	$ 320,935

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
Years ended December 31, 2004 and 2003

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	86,211	$	62,330
Adjustments to reconcile net income to net cash provided by operations:				
Loss on investments		-		3,000
Depreciation		12,991		10,114
Amortization		18,072		18,072
(Increase) decrease in:				
Receivables		30,526		(309,817)
Deposits and prepaids		750		(1,834)
(Decrease) increase in:				
Commissions payable		(47,756)		158,626
Accounts payable		(16,424)		44,701
Accruals		16,752		10,127
Income tax payable		(11,565)		20,941
NET CASH PROVIDED BY OPERATING ACTIVITIES		89,557		16,260
CASH FLOWS FROM INVESTING ACTIVITIES				
Money markets (deposit) withdraw		8,728		(219)
Purchase of office equipment		(33,916)		(6,672)
Non-compete agreement purchased		-		(36,144)
Increase in investment in Packerland Building LLC		(11,023)		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		(36,211)		(43,035)
CASH FLOW FROM FINANCING ACTIVITIES				
Line of credit		-		65,000
Due to past officer		(25,000)		25,000
Purchase of treasury stock		-		(145,015)
Sale of treasury stock		-		65,000
Dividends paid		(10,730)		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		(35,730)		9,985
NET INCREASE IN CASH		17,616		(16,790)
CASH AT BEGINNING OF YEAR		182,674		199,464
CASH AT END OF YEAR	$	200,290	$	182,674

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash on deposit with a financial institution amounting to $657,212 and $361,317 at December 31, 2004 and 2003, which exceeds the amount fully insured by the U.S. Federal Deposit Insurance Corporation.

Clearing Deposit

The Company has $33,884 and $33,683 on deposit with Southwest Securities, Inc. at December 31, 2004 and 2003. A minimum deposit of $30,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Accounts Receivable

The Company's concessions receivable at December 31, 2004 and 2003 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using either straight-line or accelerated cost recovery method for the useful life of 5 to 8 years for financial reporting.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives of financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.0% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE C – RELATED PARTY LEASE AND INVESTMENT

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $58,000 per year with 3% annual increases. Lease payments for 2004 and 2003 were $61,960 and $60,352. The Company received $2,700 in 2003 from a sub-leaser. The Company is also responsible for all utilities. The Company has

an option to renew the lease for 36 months at the end of the lease term. The Company has invested $51,023 and is a fifty percent (50%) owner in Packerland Building LLC.

NOTE D – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. The Company contributed $5,650 and $5,625 to the plan during 2004 and 2003.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $189,616 and $128,327, which was $151,713 and $84,825 in excess of its required net capital of $37,903 and $43,502 for the years December 31, 2004 and 2003. The Company's net capital ratio was 3.0 to 1 at December 31, 2004.

NOTE F – ADVERTISING COST

The Company's policy is to expense all advertising costs as incurred. Total advertising for 2004 and 2003 was $18,551 and $11,044 respectively.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULE OF OPERATING EXPENSES
Years ended December 31, 2004 and 2003

	2004	2003
Wages and payroll commissions	$ 393,409	$ 344,307
Payroll taxes	34,922	26,266
Employee medical insurance	34,784	33,338
Worker's compensation insurance	1,279	1,347
Board of director's fee	155,800	33,600
Pension plan contributions	5,650	5,625
Advertising	18,851	11,044
Car Allowance	22,656	12,857
Diminimus fringe	735	2,898
Dues and subscriptions	1,243	2,398
Professional fees	63,495	79,574
Officer's life insurance	676	8,957
Other insurance	545	546
Licenses and permits	4,284	747
Meetings	7,457	8,923
Training	(1,215)	3,233
NASD reg fees and fines	8,167	3,422
Office supplies	25,050	12,892
Postage and delivery	27,104	19,664
Printing and reproduction	3,633	3,759
Bank charges	2,301	4,193
Telephone	7,646	7,462
Travel and lodging	62,801	39,776
Trade adjustments	181	1,452
Meals and entertainment	2,436	2,324
Rent	61,960	57,632
Repairs	16,943	13,223
Equipment rental	5,299	5,373
Utilities	7,694	6,864
Depreciation	12,991	10,114
Amortization on non-compete agreement	18,072	18,072
Other taxes	1,604	-
Miscellaneous	34,201	5,938
	$ 1,042,654	$ 787,820

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) for the year ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson Hackman + Co PLC

Green Bay, Wisconsin

February 14, 2005

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2004

	Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS				
1 Cash	$ 288,815	$ 234,174	$ (54,641)	Record additional 12/31/04 checks (48,400)
				Adjust balance to actual (6,367)
2 Receivables from brokers or dealers	542,441	542,441	-	
3 Receivables from non-customers	2,421	13,948	11,527	Reclassify down payment on 2005 trip 10,000
				Adjust tax refund 1,527
9 Investments in associated partnerships	51,023	51,023	-	
10 Net property and equipment	48,689	47,889	(800)	Adjust 2004 depreciation to actual
11 Other assets	70	-	(70)	Classification difference
Total Assets	$ 933,459	$ 889,475	(43,984)	
LIABILITIES				
13 Bank loans payable	65,000	65,000	-	
14 Payable to brokers or dealers	447,750	440,885	6,865	Reverse payable for trip
15 Payable to non-customers			-	
17 Accounts payable and other accruals	51,954	62,657	(10,703)	Record additional payables (11,138)
				Record additional consulting fees (20,000)
				Record accrued vacations (4,806)
				Reclassify fall conference payment 14,276
				Reclassify down payment on 2005 trip (10,000)
				Adjustment for trip cancellation fee (7,877)
	-	-	-	Income tax accrual adjustment 28,842
Total Liabilities	564,704	568,542	(3,838)	
EQUITY				
12.B Common stock	165,590	165,590	-	
12.D Retained earnings	283,179	235,360	47,819	Net of above adjustments
12.F Treasury stock	(80,015)	(80,015)	-	
Total Equity	368,754	320,935	47,819	
Total Liabilities and Equity	$ 933,458	$ 889,477	$ 43,981	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2004

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 368,754	$ 320,935	$ 47,819	Net of explanations on reconciliation schedule
6	Nonallowable assets	(119,792)	(131,319)	11,527	See line 3 above
10	Net capital	248,962	189,616	59,346	
11	Minimum net capital required	37,647	37,903	(256)	
12	Minimum dollar net capital requirement	25,000	25,000	-	
13	net capital requirement	37,647	37,903	(256)	
14	Excess net capital	211,315	151,713	59,602	
15	Excess net capital at 1000%	192,492	132,762	59,730	
19	Total aggregate indebtedness	$ 564,704	$ 568,542	$ (3,838)	
20	Percentage of debt to debt-equity total	227%	300%		